UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from

to

COMMISSION FILE NUMBER
1-36764

A.	Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS GROUP AG
Bahnhofstrasse 45
CH-8098,
Zurich, Switzerland

Explanatory Note
This Amendment is being filed solely to add the Inline eXtensible Business Reporting Language (“iXBRL”) data tags that were omitted from the original Form 11-K filed on June 29, 2026. Other than the inclusion of the iXBRL data tags, no changes have been made to the Form 11-K as originally filed. Accordingly, this Amendment does not amend, modify, or update any information previously disclosed in the Form 11-K.

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024 and

For the Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF

PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024

and Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of UBS Financial Services
Incorporated
of Puerto Rico Savings Plus Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2000.
New York, New York
June 29, 2026

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024

	2025	2024

ASSETS
Investments, at fair value	$64,812,290	$55,855,971
Notes receivable from participants	780,254	923,592
Investment income receivable	16,869	18,376
Contributions receivable
Participant Contributions receivable	23,291	9,576
Company, net of forfeitures	473,417	541,256
Total assets	66,106,121	57,348,771

LIABILITIES
Accrued expenses	3,522	3,459
Total liabilities	3,522	3,459

Net assets available for benefits	$66,102,599	$57,345,312
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year December 31, 2025

2025

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$7,068,504
Dividend and interest income	1,808,355
Net investment Income	8,876,859
Interest income on notes receivable from participants	49,611
Contributions
Participants	1,341,138
Company, net of forfeitures	1,032,405
Total contributions	2,373,543
Total additions	11,300,013

DEDUCTIONS FROM NET ASSETS
Distributions to participants	2,523,575
Administrative expenses	19,151
Total deductions from net assets	2,542,726

Net increase in net assets available for benefits	8,757,287

Net assets available for benefits
Beginning of year	57,345,312
End of year	$66,102,599
The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2025 and 2024
NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions and detailed definitions of several terms of the Plan.
General
Effective July 31, 2021, UBS Financial Services Inc (the Company) became the Plan Sponsor for the Plan when UBS Financial Services Incorporated of Puerto Rico was merged with the parent company UBS Financial Services Inc. The Plan, a defined contribution plan, provides retirement benefits to eligible employees of UBS Financial Services and any of its subsidiaries who have adopted the Plan and are residents of Puerto Rico. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform that are residents of Puerto Rico are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Plan is administered by the Company’s Plan Administrator (Employee Benefits Committee of UBS AG). Northern Trust (the Custodian) is the custodian of the assets and the UBS Trust Company of Puerto Rico (the Trustee) is the trustee. Alight (formerly Aon Hewitt) is the Plan’s record-keeper and Mercer serves as the Plan’s investment advisor.
The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico’s contribution limits. All other features of the Plan are similar to those of the UBS 401(k) Plan.
For a summary of investment options in the Plan, refer to Note 3.
Plan Amendments
The Plan, as restated for January 1, 2017, and amended, as executed and adopted on October 20, 2017, December 27, 2017, November 2, 2018, May 4, 2020, July 1, 2021, July 27, 2021 and, most recently, on October 22, 2024 to reflect a change in the Plan’s governance structure, including naming the Employee Benefits Committee of UBS AG as the Plan Administrator and delegating authority to the Defined Contribution Investment Committee of UBS AG as appointed by the Combined US Operations Management Committee.
Administrative Expenses
Certain reasonable costs for administering the Plan and the Trust Fund are paid from the assets of the Trust. These costs for the day-today operation of the Plan are generally referred to as “Recordkeeping and Administrative Fees” and include fees for recordkeeping, trustee services, investment consulting, auditing, and legal services rendered to the Plan. The Plan may pass these expenses on to Plan participants in the form of a deduction from participants’ investments (on a pro-rate basis). An additional deduction is applied to participants’ account that are invested through the Mutual Fund Window Tier.
Participant Contributions
A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other Puerto Rico tax-qualified retirement plans.
For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions, up to 85% of his/her eligible compensation. The dollar amount of a participant’s contributions cannot exceed certain Plan limits and those imposed under the Internal Revenue Code for a New Puerto Rico (the Code). Eligible compensation is defined as 499-R-2/W-2 Puerto Rico earnings (subject to certain adjustments), not to exceed $350,000 for 2025 and $345,000 for 2024. Pre-tax contributions are limited by the Code to $15,000 for 2024 and 2025. Participants who have attained age 50 on or before December 31, 2025, were limited to pre-tax contributions of $16,500 for 2024 and 2025. These limits are subject to change in future years to be consistent with limitations imposed by the Code.
Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation up to the IRC compensation limit of $350,000 for 2025 (or $35,000 for 2025) provided that the maximum combined rate of a participant’s pre- and after-tax contributions does not exceed 85% of his/her eligible compensation for 2024 and 2025. After-tax contributions may be considered in determining the Company’s matching contribution.
Additionally, participants may make rollover contributions to the Plan, which are transfers from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant’s account and will be treated similar to appreciation on pre-tax contributions for Plan accounting and Puerto Rico income tax purposes.

NOTE 1 DESCRIPTION OF THE PLAN
(continued)

Company Contributions
Each year, the Company uses
pre-
and
after-tax
contributions in determining the amount of the Company’s matching contribution for each participant. For Plan year beginning January 1, 2017 the Company Match is calculated by multiplying each participant’s pre-tax,
and
after-tax
contributions (up to 6% of eligible compensation) by 100% and, is limited on an annual basis, to $3,000 for 2017; $ 4,500 for 2018 and $5,850 for 2019 and thereafter the annual Company Match is a maximum of $8,000. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings.
Company match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax
and
after-tax
contribution elections.
The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation (up to the annual IRC compensation limit - $350,000 for 2025) and based on the participant’s years of service with the Company as of the beginning of the plan year and eligible compensation. The retirement contribution is invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-
and
after-tax
contributions.
The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-
and
after-tax
contribution elections.
If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate
Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.
Participant Accounts
Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions
(pre-tax
and
after-tax)
at any time. In addition, they can make different investment elections for their Company Contributions, before-tax
contributions, and
after-tax
contribution. The participant’s Employee Account reflects all of the participant’s contributions in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions. The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.
Vesting
Participants are fully vested in their Employee Account. A participant becomes fully vested in his or her Company Account after three years of service, or, while in service as an employee and either attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.
Forfeited Accounts
Forfeited balances of terminated participants’ unvested Company Accounts are used to reduce the Company’s contributions to the Plan. For the year ended December 31, 2025, total forfeitures of $8,630 were used to reduce the Company contributions. Unallocated forfeited balances as of December 31, 2025 and 2024 were $305 and $102 respectively.
Distributions and Withdrawals
After-tax
contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax
contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.
Upon termination of service, a participant may elect to receive a distribution of the vested portion of his/her account in a lump-sum
amount.

NOTE 1 DESCRIPTION OF THE PLAN
(continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans which are permitted under the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of a participant’s vested account balance, or $50,000, reduced by the participant’s highest outstanding loan balance over the previous 12 months. The interest rates ranged from 5.25% to 10.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.
Loans are payable in equal installments, representing a combination of interest and principal by withholding from the participant’s paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant’s right to receive additional loans under the Plan. If a loan is not repaid within 90 days, it will automatically be treated as a distribution to the participant.
Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Custodian shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).
Payments of Benefits
Benefits to participants are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on loans receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant does not make loan repayments for more than 90 days, the Plan administrator will deem the participant loan to be a distribution and the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.
Investments held by the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

NOTE 3 FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1:
Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.
Level 3:	Unobservable inputs for the financial instrument
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end (e.g., bond funds, equity funds, non-US equity funds, etc.). Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Money market funds: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.
UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.
Common Stock: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.
Self-Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
There were no transfers between levels in 2025 and 2024.

NOTE 3 FAIR VALUE MEASUREMENT (Continued)

At December 31, 2025, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$24,669,900	—	—	$24,669,900
Self-directed brokerage accounts	15,163,758	—	—	15,163,758
UBS Stock Fund	2,386,817	—	—	2,386,817
Common Stock	2,024,997	—	—	2,024,997
	$44,245,472	$—	$—	$44,245,472
Investments measured at NAV:
Money market funds(a)				$5,018,055
U.S. equity funds(b)				13,575,164
U.S. bond funds(c)				1,973,599
Total investments, at NAV				$20,566,818
Total investments at fair value				$64,812,290
At December 31, 2024, the investments held by the Plan within the fair value hierarchy are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds	$20,157,455	—	—	$20,157,455
Self-directed brokerage accounts	13,761,591	—	—	13,761,591
UBS Stock Fund	1,899,275	—	—	1,899,275
Common Stock	1,618,466	—	—	1,618,466
	$37,436,787	$—	$—	$37,436,787
Investments measured at NAV:
Money market funds(a)				$4,829,370
U.S. equity funds(b)				11,771,680
Non-U.S. equity funds(b)				277,092
U.S. bond funds(c)				1,541,042
Total investments, at NAV				$18,419,184
Total investments at fair value				$55,855,971

(a)
Money market funds are designed to protect capital with low-risk investments and include cash, bank notes, corporate notes, government bills, and various short-term debt instruments. These investments are held through collective trust funds.

(b)
Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(c)
U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4 RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 5 RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of UBS Group AG. In addition, certain Plan investments are shares/units of mutual funds and short-term investments managed by the Custodian. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan received a common stock dividend payment of $47,468 from UBS Group AG for 2025.
Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.
The UBS mutual funds’ investment advisor, administrator, and distributor is UBS Asset Management (Americas) LP, a wholly owned subsidiary of UBS Americas Inc. UBS AM earns management fees from the UBS AM Funds offered in the self-directed window which is offered in one of the core funds. These fees were paid by the participants.
NOTE 6 TAX STATUS

The Plan has received a favorable determination letter from the Commonwealth of Puerto Rico Department of Treasury (the Treasury) dated August 25, 2015, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC-94) and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended and restated. Puerto Rico Treasury confirmed in letters dated February 26, 2018, February 21, 2019 and September 27, 2021 that the amendments to the Plan do not adversely affect the Plan’s qualified status.
Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The Plan administrator has indicated that they will take the necessary steps to bring the Plan into compliance with the Puerto Rico Code. The Plan has not been qualified nor is intended to be qualified under Sections 401(a) or 401(k) of the U.S. Internal Revenue Code.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7 SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 29, 2026, the date the financial statements were available to be issued. No subsequent events have been recognized or required additional disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE
UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
EIN: 13-3074649
Plan #: 003
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2025

Security Description / Asset ID	Shares /Par Value	Cost	Current Value
Corporate Stock - Common
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302	5,326.000	49,775.07	57,627.32
SAP SE-SPONSORED ADR CUSIP : 803054204	252.000	48,525.64	61,213.32
Total Germany - USD		98,300.71	118,840.64
Netherlands - USD
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT) CUSIP : N07059210	50.000	39,596.20	53,493.00
AERCAP HOLDINGS N.V. EUR0.01 CUSIP : N00985106	588.000	44,680.88	84,530.88
Total Netherlands - USD		84,277.08	138,023.88
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107	51,540.000	921,544.81	2,386,817.40
Total Switzerland - USD		921,544.81	2,386,817.40
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING ADS REP 5 TWD10 CUSIP : 874039100	304.000	41,622.87	92,382.56
Total Taiwan - USD		41,622.87	92,382.56
United Kingdom - USD
LONDON STOCK EXCHANGE GROUP ADR CUSIP : 54211Y107	4,662.000	150,061.75	142,517.34
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305	507.000	32,813.37	37,254.36
Total United Kingdom - USD		182,875.12	179,771.70
United States - USD
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107	310.000	42,164.93	97,278.00
AMAZON COM INC COM CUSIP : 023135106	674.000	106,265.46	155,572.68
AON PLC CUSIP : G0403H108	129.000	38,568.06	45,521.52
CAPITAL ONE FINL CORP COM CUSIP : 14040H105	378.000	50,201.83	91,612.08
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108	3.000	938.98	626.25
COM ALCOA CORPORATION COM USD0.01 CUSIP : 013872106	922.000	35,106.17	48,995.08
COMCAST CORP NEW-CL A CUSIP : 20030N101	2,381.000	90,244.79	71,168.09
CONOCOPHILLIPS COM CUSIP : 20825C104	1,162.000	117,514.27	108,774.82
DANAHER CORP COM CUSIP : 235851102	370.000	73,825.09	84,700.40
ELEVANCE HEALTH INC CUSIP : 036752103	85.000	35,150.96	29,796.75
ESTEE LAUDER COMPANIES INC CL A USD0.01 CUSIP : 518439104	495.000	36,649.13	51,836.40
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203	100.000	15,679.21	28,725.00
HUMANA INC COM CUSIP : 444859102	184.000	54,797.21	47,127.92
INTUIT COM CUSIP : 461202103	30.000	17,968.70	19,872.60
LENNAR CORP CL A CL A CUSIP : 526057104	634.000	74,585.37	65,175.20
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107	107.000	12,792.22	5,165.96
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305	312.000	27,541.79	15,163.20
MARTIN MARIETTA MATLS INC COM CUSIP : 573284106	20.000	9,581.36	12,453.20
MERCADOLIBRE INC COM STK CUSIP : 58733R102	24.000	48,344.17	48,342.24
META PLATFORMS INC COM USD0.000006 CL ‘A’ CUSIP : 30303M102	67.000	23,092.39	44,226.03
MICROSOFT CORP COM CUSIP : 594918104	217.000	69,916.36	104,945.54
PTC INC COM CUSIP : 69370C100	139.000	22,690.29	24,215.19
UNITEDHEALTH GROUP INC COM CUSIP : 91324P102	336.000	122,610.51	110,916.96
VULCAN MATERIALS CO COM CUSIP : 929160109	40.000	9,315.04	11,408.80
WOODWARD INC COM CUSIP : 980745103	249.000	38,381.79	75,277.68
WORKDAY INC CL A COM USD0.001 CUSIP : 98138H101	452.000	106,918.46	97,080.56
Total United States - USD		1,280,844.54	1,495,978.15
Total Corporate Stock - Common		2,609,465.13	4,411,814.33

Security Description / Asset ID	Shares /Par Value	Cost	Current Value
Participant Loans
United States - USD
UBS PR LOAN ASSET CUSIP : 000810283	780,253.860	780,253.86	780,253.86
Total United States - USD		780,253.86	780,253.86
Total Participant Loans		780,253.86	780,253.86

Value of Interest in Common/Collective Trusts
United States - USD
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP : 74443R100	9,797.940	1,806,882.17	1,973,599.05
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP : 85744W531	32,942.940	506,098.97	685,937.90
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING SERIES FUND CLASS K CUSIP : 85744W242	40,099.460	912,758.99	1,197,209.48
MFO STATE STR GLOBAL ADVISORS TR CO INV US BD INDEX NON LENDING SER FD CL M CUSIP : 857480404	30,604.220	347,588.31	368,872.66
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445	5,018,055.450	5,018,055.45	5,018,055.45
NT COLLECTIVE SHORT TERM INVT FD CUSIP : 66586U452	0.000	0.00	0.00
MFO STATE STR GLOBAL ADVISORS TR CO INV S&P 500 INDEX NON-LENDING SER FD CL M CUSIP : 856917729	951,604.630	9,827,048.94	11,323,143.49
Total United States - USD		18,418,432.83	20,566,818.03
Total Value of Interest in Common/Collective Trusts		18,418,432.83	20,566,818.03

Value of Interest in Registered Investment Companies
Emerging Markets Region - USD
MFO AMERICAN BEACON FUNDS NINETY ONE EMERGING MARKETS EQUITY FD R6 CUSIP : 02452A692	20,878.940	283,834.08	259,734.01
Total Emerging Markets Region - USD		283,834.08	259,734.01
Global Region - USD
MFO NATIXIS FUNDS TRUST I MIROVA GLOBAL SUSTAINABLE FUND Y USD INC CUSIP : 63872R533	4,024.750	82,079.84	88,946.98
Total Global Region - USD		82,079.84	88,946.98
International Region - USD
MFO ARTISAN FDS INC INTL FD INSTL SHS CUSIP : 04314H402	8,302.040	255,068.29	249,559.32
MFO GALLERY TR MONDRIAN INTL EQUITY FD CUSIP : 36381Y108	9,206.290	140,221.34	159,545.01
Total International Region - USD		395,289.63	409,104.33
United States - USD
MFO LOOMIS SAYLES INVT TR FORMERLY LOOMIS S CUSIP : 543495691	2,182.230	35,280.02	33,911.85
MFO T ROWE PRICE INSTITUTIONAL EQUITY FDS LARGE-CAP GROWTH FD CUSIP : 45775L408	30,908.000	1,935,986.46	2,626,252.76
MFO VANGUARD CHESTER FDS INSTITUTIONAL TARGET RETIREMENT 2070 CUSIP : 92202E664	3,771.760	96,496.32	120,017.40
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2020 FD CUSIP : 92202E805	110,729.510	3,003,284.06	3,039,525.05
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2030 FD CUSIP : 92202E888	160,837.380	5,176,348.96	6,808,246.30
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2040 FD CUSIP : 92202E870	60,446.910	2,089,250.81	3,019,323.15
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2050 FD CUSIP : 92202E862	12,670.200	539,173.84	751,089.46
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2060 FD CUSIP : 92202E839	25,089.840	1,118,335.76	1,529,978.44
MFO VANGUARD CHESTER FDS TARGET RETIREMENT 2065 FD INV SHS CUSIP : 92202E680	4,156.710	110,224.56	166,393.10
MFO VANGUARD TARGET RET FD 2025 #304 CUSIP : 92202E409	40,390.460	773,261.61	805,789.68
MFO VANGUARD TARGET RET FD 2035 CUSIP : 92202E508	60,737.710	1,231,485.03	1,662,998.50
MFO VANGUARD TARGET RET FD 2045 #306 CUSIP : 92202E607	56,052.770	1,444,889.74	1,947,273.23
MFO VANGUARD TARGET RET INC FD 308 CUSIP : 92202E102	68,991.200	907,326.73	956,907.94
MFO VANGUARD TARGET RETIREMENT 2055 FUND CUSIP : 92202E847	6,708.770	318,456.07	443,852.22
INVESCO ILLIQUID CUSIP : 998484570	1.000	1,531.34	555.13
Total United States - USD		18,781,331.31	23,912,114.21
Total Value of Interest in Registered Investment Companies		19,542,534.86	24,669,899.53

Other
United States - USD
UBS PUERTO RICO SDBA ASSET CUSIP : 000810457	1.000	13,143,619.39	15,163,758.35
REBATE ACCRUALS CUSIP : 999927320	0.000	0.00	0.00
Total United States - USD		13,143,619.39	15,163,758.35
Total Other		13,143,619.39	15,163,758.35

Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 994996916	0.000	0.00	0.00
Total United States - USD		0.00	0.00
Total Payable Other		0.00	0.00

Total		54,494,306.07	65,592,544.10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

By: /s/ Jennifer Coughlin
Name: Jennifer Coughlin on behalf of the Plan Administrator
Title: Chair, Employee Benefits Committee

Date: October 6, 2026